FORM T-3

        FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST
                             INDENTURE ACT OF 1939

                                   NIBCO INC.
                                   ----------
                               (Name of Applicant)

                 1516 Middlebury Street, Elkhart, Indiana 46516
                 ----------------------------------------------
                             (Address of Applicant)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

            TITLE OF CLASS                                          AMOUNT
            --------------                                          ------
NIBCO INC. Unsecured Subordinated Debentures                   $25,000,000.00*

Approximate date of proposed offering: March 1, 2002
                                       -------------

Name and address of agent for service: Thomas L. Eisele
                                       Secretary and General Counsel
                                       NIBCO INC.
                                       1516 Middlebury Street
                                       Elkhart, Indiana 46516

        *The actual aggregate principal amount of NIBCO INC. Unsecured Subordinated Debentures to be issued pursuant to the indenture may be less and will depend upon the aggregate amount of the shares of Class B Common Stock exchanged by shareholders in the exchange offer described in Item 2.

        The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission acting pursuant to Section 307(c) of the Act, may determine upon written request of the obligor.

Item 1. General information.

        The applicant is a corporation organized under the laws of the State of Indiana.

Item 2. Securities Act exemption applicable.

        The applicant intends to offer, upon the terms and subject to the conditions set forth in the Offering Circular and accompanying Letter of Transmittal filed as exhibits hereto, to exchange up to $25,000,000 of NIBCO INC. Unsecured Subordinated Debentures for shares of Class B Common Stock.

        Applicant claims that registration of the indenture securities under the Securities Act of 1933 is not required pursuant to the exemption provided by
Section 3(a)(9) of the Securities Act of 1933. There have not been and are not to be any sales of securities of the same class by the applicant or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. No consideration has been given or is to be given, directly or indirectly, to any person in connection with any transactions made pursuant to the offer.

Item 3. Affiliates.

        The following list sets forth all persons controlled by the applicant:

                                      Jurisdiction
Name                                of Incorporation         Percentage Owned
----                                ----------------         ----------------

NIBCO OF VIRGINIA, INC.                 Virginia                   100%
NIBCO OF DELAWARE, INC.                 Delaware                   100%
NIBCO DE MEXICO S.A. DE C.V.            Mexico                     100%
NIBCO DE REYNOSA S.A. DE C.V.           Mexico                     99.9%
NIBCO SP. ZO.O                          Poland                     100%
NIBCO PACIFIC (FLUID CONTROLS) LTD.     Hong Kong                  100%
NIBCO FOREIGN SALES CORPORATION         Barbados                   100%

        Rex Martin, the applicant's Chairman, President and Chief Executive Officer, controls the applicant by virtue of his ownership of 100% of the issued and outstanding shares of Class A Common Stock, the only class of voting securities of the applicant.

Item 4. Directors and Executive Officers

        The following list sets forth the names and mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers.




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Name                             Address                   Title
----                            -------                   -----
Howard L. Clark          1516 Middlebury Street           Director
                         Elkhart, Indiana 46516-4740


Reed Coleman             1516 Middlebury Street           Director
                         Elkhart, Indiana 46516-4740

William M. Jordan        1516 Middlebury Street           Director
                         Elkhart, Indiana 46516-4740

Alice A. Martin          1516 Middlebury Street           Director
                         Elkhart, Indiana 46516-4740

Frank K. Reilly          1516 Middlebury Street           Director
                         Elkhart, Indiana 46516-4740

Rex Martin               1516 Middlebury Street           Chairman, President,
                         Elkhart, Indiana 46516-4740      Chief Executive
                                                          Officer, and Director

Lee Martin               1516 Middlebury Street           Vice Chairman and
                         Elkhart, Indiana 46516-4740      Director

James F. Drexinger       1516 Middlebury Street           Vice President - Sales
                         Elkhart, Indiana 46516-4740      and Marketing

Thomas L. Eisele         1516 Middlebury Street           Vice President,
                         Elkhart, Indiana 46516-4740      General Counsel, and
                                                          Secretary

Joseph J. Gross          1516 Middlebury Street           Vice President -
                         Elkhart, Indiana 46516-4740      Administration

David S. Hill            1516 Middlebury Street           Vice President -
                         Elkhart, Indiana 46516-4740      Supply Chain

Steven E. Malm           1516 Middlebury Street           Vice President -
                         Elkhart, Indiana 46516-4740      International

Dennis J. Parker         1516 Middlebury Street           Vice President -
                         Elkhart, Indiana 46516-4740      Finance and Treasurer

Gerald L. Wilson         1516 Middlebury Street           Vice President -
                         Elkhart, Indiana 46516-4740      Chief Information
                                                          Officer

Item 5. Principal Owners of Voting Securities.

Name and Complete       Title of Class Owned    Amount Owned   Percentage of
Mailing Address         --------------------    ------------   Voting Securities
---------------                                                   Owned
                                                                  ------
Rex Martin              Class A Common Stock    3,692 shares       100%
1516 Middlebury Street
Elkhart, IN 46516-4740

Item 6. Underwriters.

        No person has acted as an underwriter of any securities of the applicant which are outstanding on the date of filing of this application. There is no proposed underwriter of the securities proposed to be offered.

Item 7. Capitalization.

        (a)     As of January 22, 2002:

Title of Class                  Amount Authorized   Amount Issued & Outstanding
--------------                  -----------------   ---------------------------
Class A Common Stock              200,000 (*)                 3,692 shares (*)
Class B Common Stock            4,000,000 (*)               745,526 shares (*)
Unsecured, Subordinated
    Debentures issued pursuant
    to Indenture dated
    February 28, 1986           N/A                 $373,556 principal amount


(*) The applicant is submitting to its shareholders a proposal to increase the number of authorized shares of Class A Common Stock to 2,500,000 and Class B Common Stock to 50,000,000. If the shareholders approve the amendment at the Special Meeting to be held March 26, 2002, the Company expects to file Articles of Amendment with the Indiana Secretary of State effecting the change immediately thereafter.

        (b) Each holder of Class A Common Stock is entitled to one vote per share. Class B Common Stock is non-voting except as required by law. If so entitled by law to vote, each share of Class B Common Stock entitles the holder to 1/20 of one vote. The holders of the Unsecured, Subordinated Debentures do not have any voting rights.

Item 8. Analysis of Indenture Provisions.

        The following presents a summary analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act.

        (a)     The following constitute events of default under the Indenture:

                (1) Any payment default, whether principal or interest, which continues for a period of 5 days;

                (2) A default or breach of any other covenant or warranty of the applicant contained in the Indenture which continues for a period of 30 days after appropriate notice has been given;

                (3) Specified events of bankruptcy or insolvency of the applicant.

                The Trustee is required to notify all debentureholders within 90 days of any default, unless the default has been cured or waived. The Trustee may withhold notice of defaults, however, other than payment defaults, if certain trust officers of the Trustee in good faith determine that the withholding of notice is not against the interests of the debentureholders.

        (b) The debentures will be authenticated and delivered by the Trustee, and each debenture will be dated the date of authentication. The debentures will be issued solely in exchange for shares of Class B common stock of the Applicant, so there are no proceeds.

        (c) The debentures are unsecured, and therefore, no property is subject to any lien of the Indenture.

        (d) The Indenture will be satisfied and discharged (i) upon the delivery to the Trustee, cancelled or for cancellation, of all the debentures theretofore authenticated and delivered or (ii) when all debentures not delivered as set forth in (i) above either have matured or will become due, either by redemption or at maturity, within one year, and the applicant has deposited with the Trustee sufficient funds to pay and discharge the entire indebtedness. In addition, before the Indenture may be satisfied and discharged, the Company must pay all other sums payable by it.

        (e) When the applicant requests the Trustee to take any action under the Indenture, the applicant must furnish to the Trustee a certificate stating that all the conditions of the Indenture relating to the proposed action have been complied with. The certificate must be signed by an appropriate officer of the applicant and must be accompanied by a written opinion of counsel acceptable to the Trustee.

Item 9. Other Obligors.

        No person other than the Applicant is an obligor upon the Indenture securities.


Contents of application for qualification. This application for qualification comprises

        (a)     Pages numbered 1 to 7, consecutively.

        (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

        (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee.

                Exhibit T3A(1): A copy of the Articles of Incorporation of the applicant as now in effect.

                Exhibit T3A(2): Articles of Amendment to the Articles of Incorporation reflecting changes to be made prior to the consummation of the exchange offer.

                Exhibit T3B: A copy of the existing By-Laws of the applicant.

                Exhibit T3C: A copy of the Indenture to be qualified.

                Exhibit T3D: Not applicable.

                Exhibit T3E(1): A copy of the Offering Circular.

                Exhibit T3E(2): A copy of the related Letter of Transmittal.

                Exhibit T3E(3): A copy of the Annual Report for the Fiscal Year Ended December 31, 2000.

                Exhibit T3E(4): A copy of the Interim Financial Statements for the Period Ended September 30, 2001.

                Exhibit T3E(5): The registrant's annual report to shareholders for the fiscal year ended December 31, 2002 is not yet completed, but is expected to be completed prior to mailing of the Offering Circular and to be provided to shareholders with the Offering Circular.

                Exhibit T3F: A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a) of the Trust Indenture Act.

                                    SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, NIBCO INC., a corporation organized and existing under the laws of the State of Indiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Elkhart and State of Indiana, on the 28th day of January 2002.

                                      NIBCO INC.


                                      By:   /s/ Rex Martin
                                           -------------------------------------
                                               Rex Martin, Chairman, President &
                                               Chief Executive Officer

ATTEST:

 /s/  Thomas L. Eisele
----------------------
Thomas L. Eisele, Secretary

                                 EXHIBIT INDEX

Exhibit                 Description
-------                 -----------

Exhibit T3A(1)          A copy of the Articles of Incorporation of the applicant
                        as now in effect.

Exhibit  T3A(2)         Articles of Amendment  to the Articles of  Incorporation
                        reflecting changes to be made prior to the consummation of the exchange offer.

Exhibit T3B             A copy of the existing By-Laws of the applicant.

Exhibit T3C             A copy of the Indenture to be qualified.

Exhibit T3D             Not applicable.

Exhibit T3E(1)          A copy of the Offering Circular.

Exhibit T3E(2)          A copy of the related Letter of Transmittal.

Exhibit T3E(3)          A copy of the Annual  Report  for the Fiscal  Year Ended
                        December 31, 2000.

Exhibit T3E(4)          A copy  of the  Interim  Financial  Statements  for  the
                        Period Ended September 30, 2001.

Exhibit T3E(5)          The  registrant's  annual report to shareholders for the
                        fiscal  year  ended   December   31,  2002  is  not  yet
                        completed, but is expected to be completed prior to mailing of the Offering Circular and to be provided to shareholders with the Offering Circular.

Exhibit T3F             A cross  reference  sheet  showing  the  location in the
                        Indenture of the provisions inserted therein pursuant to
                        Section 310 through 318(a) of the Trust Indenture Act.


Exhibit 25.1 Form T-1 qualifying Fifth Third Bank, Indiana, as Trustee under the Indenture to be qualified.